As filed with the Securities and Exchange Commission on February 27, 2020

Securities Act File No. 333-193915

Investment Company Act File No. 811-22882

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 10	[X]

and/or

Registration Statement under the Investment Company Act of 1940	[X]
Amendment No. 12

BMO LGM FRONTIER MARKETS EQUITY FUND

(Exact Name of Registrant as Specified in Charter)

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (800) 236-3863

John M. Blaser

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copies to:

Michael P. O’Hare, Esquire

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, Pennsylvania 19103

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[   ] when declared effective pursuant to section 8(c)

[X] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This post-effective amendment designates a new effective date for a previously filed registration statement.

[   ] This form is filed to register an additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement is ____.

EXPLANATORY NOTE

This Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (File Nos. 333-193915and 811-22882) (the “Registration Statement”) is being filed solely for the purpose of adding certain exhibits to Item 25 of the Registration Statement. Part A and Part B of Post-Effective Amendment No. 9 to the Registration Statement, filed on December 23, 2019, as supplemented February 14, 2020, are hereby incorporated by reference.

BMO LGM Frontier Markets Equity Fund

PART C – OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

(1) Financial Statements

Part A	Financial Highlights for the period from September 1, 2018 through August 31, 2019.

Part B

Incorporated by reference to the Registrant’s annual report to shareholders: The Audited Financial Statements and Financial Highlights of the Registrant for the period from September 1, 2018 through August 31, 2019, including the report of KPMG LLP.

(2) Exhibits

(a)(1)	Certificate of Trust of the Registrant dated July 1, 2013.(1)

(a)(2)	Certificate of Amendment to the Certificate of Trust of the Registrant dated July 25, 2014.(6)

(a)(3)	Amended and Restated Agreement and Declaration of Trust of the Registrant dated August 14, 2013, as amended and restated November 6, 2018.(10)

(b)	By-Laws of the Registrant dated February 8, 2017.(8)

(c)	Not applicable.

(d)	Amended and Restated Agreement and Declaration of Trust — Articles III, IV, V, VIII and IX Bylaws — Articles II and VIII

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Advisory Agreement between the Registrant and BMO Asset Management Corp.(4)

(g)(2)	Amended and Restated Schedule A to the Investment Advisory Agreement dated February 14, 2020.#

(g)(3)	Subadvisory Agreement between the Registrant and LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited), an affiliate of the BMO Asset Management Corp.(4)

(g)(4)	Expense Limitation Agreement.(4)

(g)(5)	Amended and Restated Schedule A to the Expense Limitation Agreement dated February 14, 2020.#

(h)(1)	Distribution Agreement between the Registrant and Foreside Financial Services, LLC.#

(h)(2)	Form of Dealer Agreement.#

(i)	Not applicable.

(j)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company.(7)

(k)(1)	Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company.(9)

(k)(2)	Administrative Services Agreement between the Registrant and BMO Asset Management Corp.(7)

(l)(1)	Opinion and Consent of Counsel (Stradley Ronon Stevens & Young, LLP).(3)

(l)(2)	Opinion and Consent of Counsel (Godfrey & Kahn, S.C.).(8)

(l)(3)	Opinion and Consent of Counsel (Godfrey & Kahn, S.C.).(9)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm (KPMG LLP).(11)

(o)	Not applicable.

(p)	Initial Seed Capital Letter.(2)

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant, BMO Asset Management Corp., and certain affiliated entities dated March 2018.(9)

(r)(2)	Code of Ethics for BMO GAM EMEA (including LGM Investments Limited), dated August 2018.(9)

(r)(3)	Code of Ethics for Foreside Financial Services, LLC. #

(s)	Power of Attorney.(9)

#	Filed herewith.
(1)	Exhibit to Registration Statement filed September 5, 2013.*
(2)	Exhibit to Pre-Effective Amendment No. 1 to Registration Statement filed December 17, 2013.*
(3)	Exhibit to Registration Statement filed February 12, 2014.*
(4)	Exhibit to Post-Effective Amendment No. 1 filed December 23, 2014.*
(5)	Exhibit to Post-Effective Amendment No. 2 filed December 29, 2015.*
(6)	Exhibit to Post-Effective Amendment No. 3 filed January 14, 2016.*
(7)	Exhibit to Post-Effective Amendment No. 4 filed December 22, 2016.*
(8)	Exhibit to Post-Effective Amendment No. 5 filed August 25, 2017.*
(9)	Exhibit to Post-Effective Amendment No. 7 filed September 7, 2018.*
(10)	Exhibit to Post-Effective Amendment No. 8 filed December 21, 2018.*
(11)	Exhibit to Post-Effective Amendment No. 9 filed December 23, 2019.*

*	Incorporated by reference.

ITEM 26. Marketing	Arrangements

Not applicable.

ITEM 27. Other	Expenses of Issuance and Distribution

Not applicable.

ITEM 28. Persons	Controlled by or Under Common Control with Registrant.

None.

ITEM 29. Number	of Holders of Securities.

As of December 2, 2019:

Title of Class	Number of Record Holders

Class I	19

ITEM 30. Indemnification.

Indemnification. Articles III and VII of the Agreement and Declaration of Trust.

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

Indemnification of the Trustees and officers of the Registrant is provided for in Article VII of the Registrant’s Agreement and Declaration of Trust.

ITEM 31. Business	and Other Connections of Investment Adviser

BMO Asset Management Corp. (the “Adviser”) serves as the investment adviser for the Registrant. The Adviser is a registered investment adviser and wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal (“BMO”), a Canadian bank holding company. The business and other connections of the Adviser, as well as the names and titles of the executive officers and directors of the Adviser, are further described in the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) filed with the SEC.

LGM Investments Limited (“LGM Investments”) serves as sub-adviser for the Registrant. LGM Investments is a registered investment adviser and wholly-owned subsidiary of LGM (Bermuda) Limited (“LGM”) and an indirect wholly-owned subsidiary of BMO. The business and other connections of LGM Investments, as well as the names and titles of the executive officers and directors of LGM Investments, are further described in LGM Investments’ Form ADV filed with the SEC.

BMO is the ultimate parent company of the Adviser and LGM Investments. Accordingly, the Adviser and LGM Investments are affiliates. To the best of Registrant’s knowledge, none of the Adviser’s directors or executive officers is or has been engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years, except as noted in the “Trustees and Officers” section of the Registrant’s Statement of Additional Information, which is incorporated herein by reference.

ITEM 32. Location	of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Registrant’s Investment Adviser	BMO Management Corp. 111 East Kilbourn Avenue, Suite 200 Milwaukee, WI 53202

Registrant’s Sub-Adviser	LGM Investments Limited

95 Wigmore Street London United Kingdom

Registrant’s Distributor	Foreside Financial Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

Registrant’s Custodian and Portfolio Accounting Services Agent	State Street Bank & Trust Company 1 Iron Street Boston, Massachusetts 02116

Item 33. Management	Services.

None.

Item 34. Undertakings.

1.  Not applicable.

2.  Not applicable.

3.  Not applicable.

4.a.  The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.        The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.        Not Applicable.

d.        The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.        The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)

the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable.

6. An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin on the 27th day February, 2020.

BMO LGM Frontier Markets Equity Fund (Registrant)

By:	/s/John M. Blaser
John M. Blaser
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement has been signed below on February 27, 2020 by the following persons in the capacities indicated.

Signature	Title

/s/John M. Blaser	President (principal executive officer) and Trustee
John M. Blaser

/s/Timothy M. Bonin	Chief Financial Officer and Treasurer
Timothy M. Bonin	(principal financial and accounting officer)

*	Trustee
Ridge A. Braunschweig

*	Trustee
Benjamin M. Cutler

*	Trustee
John A. Lubs

*	Trustee
Vincent P. Lyles

*	Trustee
James Mitchell

*	Trustee
Daniela O’Leary-Gill

*	Trustee
Barbara J. Pope

*By:	/s/John M. Blaser
John M. Blaser

Attorney in fact pursuant to Power of Attorney filed with Post-Effective Amendment No. 7 to the Registration Statement on Form N-2

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(g)(2)	Amended and Restated Schedule A to the Investment Advisory Agreement

(g)(5)	Amended and Restated Schedule A to the Expense Limitation Agreement

(h)(1)	Distribution Agreement between the Registrant and Foreside Financial Services, LLC

(h)(2)	Form of Dealer Agreement

(r)(3)	Code of Ethics for Foreside Financial Services, LLC